ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 27, 2013	Lindsey Coffey T +1 212 596 9821 F +1 646 728 2573 lindsey.coffey@ropesgray.com

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:         Westchester Capital Funds (the “Trust”)

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Westchester Capital Funds, a Massachusetts business trust.

We filed a Form N-8A for the Trust earlier today.

Additional information regarding the Trust, as well as the remaining exhibits to the Registration Statement, will be filed by amendment.

Please direct any questions regarding this filing to me at (212) 596-9858.  Thank you for your attention to this matter.

Sincerely,

 /s/ Lindsey Coffey

Lindsey Coffey

cc:           Bruce Rubin
Jeremy C. Smith